Exhibit 99.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form F-3 File nos. 333-220059, 333-227246 and 333-263839) of Algonquin Power & Utilities Corp. of our reports dated February 28, 2023, with respect to the consolidated financial statements of Atlantica Sustainable Infrastructure plc, and the effectiveness of internal control over financial reporting of Atlantica Sustainable Infrastructures plc as of December 31, 2022, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp.’s Form 6-K dated March 17, 2023.
/s/ Ernst & Young, S.L.
Madrid, Spain
March 17, 2023